Empire Resorts, Inc.

c/o Monticello Casino and Raceway

204 State Route 17B

P.O. Box 5013

Monticello, New York 12701

August 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Empire Resorts, Inc.

Request to Withdraw Registration Statement on Form S-3

File No. 333-209662

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Empire Resorts, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-209662), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on February 23, 2016 to register the resale of up to 27,079,454 shares of common stock (the “Shares”) by the selling stockholder. The Shares are being removed from registration because they are no longer being offered or sold pursuant to the Registration Statement. No securities were sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney, Tamar Donikyan, of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Ryan Eller
Ryan Eller President and Chief Executive Officer

cc:    Ellenoff Grossman & Schole LLP